Exhibit 99.11

NPI AGREEMENT

MAY 31, 2005

PENN WEST PETROLEUM LTD.

AND

PENN WEST ACQUISITIONCO INC.

ARTICLE 8 POOLING, UNITIZATION, SURRENDER AND ABANDONMENT		18
8.1	Pooling and Unitization	18
8.2	Surrender	18
8.3	Abandonment	18
ARTICLE 9 ASSIGNMENT		18
9.1	Consent to Assign Agreement	18
9.2	Multiple NPI Owners	19
9.3	Grant of Security	19
9.4	Dispositions Subject to This Agreement	19
ARTICLE 10 TERM OF AGREEMENT		19
10.1	Term	19
ARTICLE 11 DISPOSITIONS		20
11.1	Dispositions of Tangibles and Miscellaneous Interests	20
11.2	Dispositions of Petroleum and Natural Gas Rights	20
11.3	Disposition of NPI	20
11.4	Proceeds of a Disposition	20
11.5	Farmouts	21
11.6	Redemption, Surrender, Merger, Transfer or Sale of the NPI Only by the Grantor	21
ARTICLE 12 NOTICES AND PAYMENTS		21
12.1	Addresses for Service and Payments	21
12.2	Giving and Deemed Receipt of Notices	22
12.3	Addresses	22
12.4	Change of Address	22
ARTICLE 13 MISCELLANEOUS		22
13.1	Enurement	22
13.2	Waivers in Writing	23
13.3	Time of Essence	23
13.4	No Partnership	23
13.5	Severability	23
13.6	Amendments	23

APPENDIX

Appendix A – Form of NPI Note

NPI AGREEMENT

This Agreement dated the 31st day of May, 2005

AMONG:

PENN WEST PETROLEUM LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta (the “Grantor”)

- and -

PENN WEST ACQUISITIONCO INC., a body corporate incorporated pursuant to the laws of Alberta (the “NPI Holder”)

WHEREAS as one of the required steps described in the plan of arrangement (“Plan of Arrangement”) attached as Exhibit I to the Arrangement Agreement made as of April 22, 2005 (the “Arrangement Agreement”) among the Grantor, the NPI Holder and Penn West Energy Trust (the “Arrangement”), the Grantor and the NPI Holder were required to enter into an agreement respecting the granting of the NPI coincident with the Arrangement becoming effective; and

WHEREAS the Grantor has agreed to grant the NPI to the NPI Holder and the NPI Holder has agreed to purchase and accept the NPI from the Grantor, on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this agreement, including the recitals, the following words and phrases shall have the meanings ascribed thereto:

(a)                                  “Acquisition” means an acquisition by the Grantor of Petroleum and Natural Gas Rights and related Tangibles and Miscellaneous Interests, or any interest in all or a portion thereof;

(b)                                 “Acquisition Costs” means the costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid, fees and commissions, registration and due diligence costs and consultant fees and expenses (including legal, land and engineering costs) and including costs and expenses associated with unsuccessful Acquisitions;

(c)                                  “Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta), as amended;

(d)                                 “ARC” means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Credits”;

(e)                                  “Business Day” means a day other than a Saturday, Sunday or statutory holiday in Alberta;

(f)                                    “Canadian Resource Property”, “Canadian Exploration Expense” and “Canadian Development Expense” each have the meaning ascribed thereto in the Tax Act;

(g)                                 “Capital Expenditures” means drilling costs, completion costs, equipping costs and other costs including costs of re-entry, redrilling, deepening, plugging-back, side-tracking, fracing and acidizing wells and costs and expenses of workovers which would be classified as “capital costs” in accordance with GAAP, but does not include Acquisition Costs;

(h)                                 “Commodity Price and Currency Swaps” means swap, hedging and any other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies, the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties and includes any swap, hedging and other arrangements made by the Grantor or any other Affiliate of the NPI Holder, whether outstanding on the date hereof or thereafter created, incurred or assumed for which the Grantor is liable pursuant to any guarantee, indemnity, suretyship or joint and several liability;

(i)                                     “Credit Facility Indebtedness” means all indebtedness, obligations and liabilities of the Grantor under the credit facilities made available to the Grantor by the NPI Holder from time to time including credit or loan agreements, any notes and other evidences of indebtedness relating to borrowings by the Grantor from the NPI Holder, and all indebtedness, obligations and liabilities of the Grantor, under any other credit facilities made available to the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Affiliates of the Grantor or the NPI Holder) for the Grantor’s general corporate purposes or otherwise including, without limitation, to fund the payment of or to refinance the payment of amounts paid or to be paid by the Grantor on account of Production Costs and includes all indebtedness, obligations and liabilities of the Grantor under any credit facilities made available to Affiliates of the Grantor or the NPI Holder whether outstanding on the date hereof or thereafter incurred or assumed for which the Grantor is liable pursuant to any guarantee, indemnity, suretyship or joint and several liability, but in all cases, excluding indebtedness under the Notes;

(j)                                     “Crown” means Her Majesty the Queen in Right of Canada or a Province thereof;

(k)                                  “Crown Royalties” means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than a municipal or school tax), lease rental or bonus or an amount in lieu thereof that may reasonably be regarded as being in relation to the Acquisition, development or ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances;

(l)                                     “Debt Service Charges” means, the aggregate, without duplication, of:

(i)                                     all interest, discount amounts, yield maintenance amounts, penalties, bonuses, fees, indemnities, breakage costs, legal costs, and other costs, expenses and disbursements which the Grantor pays, or are collected, or are due and payable pursuant to the Credit Facility Indebtedness; and

(ii)                                  all amounts paid or due and payable on account of principal pursuant to the Credit Facility Indebtedness including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and amounts required to be paid on account of banker’s acceptances and letters of credit but not including any amounts paid as Deferred Purchase Payments.

The difference between the face amount of a banker’s acceptance which is issued and accepted pursuant to the Credit Facility Indebtedness and its discount proceeds (such difference being the “imputed interest”) shall be treated as being paid or due and payable when the face amount of the banker’s acceptance is paid or is due and payable by the Grantor and when the Grantor pays the face amount of a banker’s acceptance or such face amount as is due and payable, the face amount less the amount of imputed interest for such banker’s acceptance shall be treated as a repayment of principal;

(m)                               “Deductible Production Costs” means, for any period, the amount, if any, by which:

(i)                                     amounts carried forward to such period pursuant to clause 2.4; and

(ii)                                  99% of all Production Costs for such period;

exceeds the aggregate, without duplication, for such period of:

(A)                              withdrawals from the Reserve Fund to fund payment of Production Costs;

(B)                                advances made pursuant to the Credit Facility Indebtedness to fund the payment of Production Costs; and

(C)                                Residual Revenues;

and further provided that the Deductible Production Costs will not include any amount for Swap Arrangements;

(n)                                 “Deferred Purchase Payment” shall have the meaning ascribed thereto in subclause 2.2(a);

(o)                                 “Excess Residual Revenues” means in respect of a period the amount, if any, by which the amounts in paragraphs (A) through (C) of the definition of Deductible Production Costs exceed the aggregate of the amounts carried forward to such period pursuant to clause 2.4 and 99% of the Production Costs for such period;

(p)                                 “Facilities” means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines, power generation facilities and similar facilities in which Petroleum Substances from the NPI Lands are compressed, processed, gathered, transported, treated, measured or stored and which are located near the oil or gas wells from which such Petroleum Substances are produced;

(q)                                 “Facilities Lease” means the facilities lease agreement entitled “Facilities Lease” originally between Penn West Partnership, as lessor and the Grantor, as lessee dated May 31, 2005, as amended;

(r)                                    “Future Acquisition” means an Acquisition made after the date hereof;

(s)                                  “Future Acquisition Costs” means Acquisition Costs of Future Properties;

(t)                                    “Future Properties” means Properties acquired by the Grantor after the date hereof and includes Properties acquired by any direct or indirect subsidiary of the Grantor;

(u)                                 “GAAP” means, as at any time, generally accepted accounting principles in Canada as at such time as determined by the Canadian Institute of Chartered Accountants;

(v)                                 “General and Administrative Costs” means the aggregate, without duplication, of all expenditures and costs incurred in the management and administration of the Grantor or the NPI Holder reasonably allocable by the Grantor to the Properties including:

(a)                                  all reasonable costs and expenses relating to such management and administration of the Grantor and the NPI Holder and paid to third parties by or on behalf of the Grantor or their Affiliates; and

(b)                                 all reasonable costs and expenses incurred specifically for the Grantor relating to such management and administration of the Grantor or the NPI Holder including, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, consulting, travel, telephone, data processing, reporting, executive and management time, salaries, bonuses (including under all executive bonus plans of the Grantor, if any);

(w)                               “Grantor’s Share” means the share attributable to the Properties;

(x)                                   “Interest Rate Swaps” means interest rate swap, hedging and other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, and all indebtedness, obligations and liabilities of the Grantor thereunder the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facility Indebtedness or other interest rates which affect Production Costs and includes any interest rate swap, hedging and other arrangements made by the Grantor or any other Affiliate of the NPI Holder and all indebtedness, obligations and liabilities of the Grantor thereunder whether outstanding on the date hereof or thereafter created, incurred or assumed for which the Grantor is liable pursuant to any guarantee, indemnity, suretyship or joint and several liability;

(y)                                 “Leases” means the Crown and freehold petroleum and natural gas leases, licenses, permits and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas Rights included in the Properties;

(z)                                   “Lender” means:

(a)                                  the lender or lenders (if there is more than one) that make the Credit Facility Indebtedness available to the Grantor or any other Affiliate of the NPI Holder; and

(b)                                 the Person or Persons (if there is more than one) with whom the Grantor or any other Affiliate of the NPI Holder makes Swap Arrangements;

(aa)                            “Miscellaneous Interests” means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles), including:

(i)                                     Title and Operating Documents;

(ii)                                  Surface Rights;

(iii)                               books and records;

(iv)                              well files, production records and similar data and information;

(v)                                 injection wells;

(vi)                              geological, seismic and similar data; and

(vii)                           permits, licences and authorizations required to own or operate wells or Tangibles;

(bb)                          “Month” means the initial period commencing at 8:00 a.m. Calgary time on the 31st day of May, 2005 and ending immediately prior to 8:00 a.m. Calgary time on the first day of July, 2005 and thereafter a period commencing at 8:00 a.m. Calgary time on the first day of a calendar month and ending immediately prior to 8:00 a.m. Calgary time on the first day of the following calendar month;

(cc)                            “NPI” means the right to receive the payment set forth in clause 2.3 on the terms and conditions set forth herein;

(dd)                          “NPI Lands” means the lands which relate to the Petroleum and Natural Gas Rights included in the Properties;

(ee)                            “NPI Note” means the unsecured, subordinated promissory note issued by the NPI Holder to the Grantor pursuant to clause 2.1;

(ff)                                “NPI Payment” means, in respect of a Month, the payment for such Month to which the NPI Holder is entitled pursuant to clause 2.3;

(gg)                          “NPI Revenues” means, for any period, 99% of:

(i)                                     the Production Revenues for such period; and

(ii)                                  the Excess Residual Revenues for such period;

provided that the portion of Excess Residual Revenues for a period that exceeds 10% of the Production Revenues for such period will not be included in the NPI Revenues for such period;

(hh)                          “Notes” means the unsecured, subordinated promissory notes issued by Penn West AcquisitionCo Inc. or the Grantor to the NPI Holder under the Arrangement;

(ii)                                  “Partnership Note” means the unsecured, subordinated promissory note issued by the Grantor to Penn West Partnership representing the “Purchase Price” payable pursuant to the Canadian Resource Properties and Miscellaneous Interests Conveyance dated May 31, 2005;

(jj)                                  “Party” means the NPI Holder or the Grantor;

(kk)                            “Penn West Partnership” means Penn West Petroleum, a general partnership, the partners of which are the Grantor, Northern Reef Exploration Ltd., Trocana Resources Inc., and Penn West Exploration Ltd.;

(ll)                                  “Person” includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency;

(mm)                      “Petroleum and Natural Gas Rights” means rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases, licenses or permits, but not Royalty Interests;

(nn)                          “Petroleum Substances” means petroleum, natural gas and related hydrocarbons, (including condensate and natural gas liquids) and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

(oo)                          “Production” means the produced Petroleum Substances attributed to the Properties;

(pp)                          “Production Costs” means the aggregate, without duplication, of the following items which are paid or payable (directly or indirectly) by Grantor:

(i)                                     Debt Service Charges relating to the NPI Lands, but excluding principal and interest payments on the Grantor’s indebtedness to its Lenders as of the date hereof;

(ii)                                  principal and interest paid on the Partnership Note;

(iii)                               the Grantor’s Share of all costs and expenses in respect of the Properties including, without limitation:

(A)                              costs and expenses of obtaining, processing, reprocessing and interpreting seismic, geological and other data;

(B)                                Capital Expenditures;

(C)                                costs and expenses of power generation;

(D)                               costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations as well as associated studies and simulations;

(E)                                 costs and expenses of compressing, dehydrating, gathering, treating and processing Production;

(F)                                 costs and expenses of acquiring or leasing Tangibles (including costs and expenses of constructing Facilities and including the costs payable pursuant to the Facilities Lease), except when acquired pursuant to Acquisitions, and costs and expenses of maintaining, repairing and operating Tangibles;

(G)                                third party royalties and similar burdens (including freehold lessors’ royalties, gross overriding royalties and Crown Royalties) to which the Properties are subject;

(H)                               amounts paid in respect of Surface Rights, including bonuses and rentals;

(I)                                    costs and expenses of acquiring Miscellaneous Interests, except when acquired pursuant to Acquisitions;

(J)                                   costs and expenses of transporting (whether by pipelines, trucking or otherwise) Production;

(K)                               costs and expenses of delivery and sale of Production including marketing fees;

(L)                                 insurance premiums and similar items and property, municipal, production, ad valorem, mineral and other taxes and assessments in respect of the Properties or the operation thereof or Production;

(M)                            costs and expenses (including settlement payments and payments of  judgments) payable in respect of third party claims arising in connection with the Properties;

(N)                               costs and expenses of abandonment of wells and decommissioning of Facilities and other Tangibles and of reclaiming and restoring the surface sites thereof including costs and expenses of investigating and monitoring such wells, Facilities and sites;

(O)                               costs and expenses of clean-up and remediation of spills of hazardous substances and other environmental damage including costs and expenses of investigating and monitoring such spills or other environmental damages;

(P)                                 costs and expenses of drilling, equipping and operating injection wells;

(Q)                               costs and expenses associated with drilling contracts, transportation contracts or other contract settlements that are not assigned to specific properties; and

(R)                                all other costs and expenses (including both operating costs and capital costs) which are payable pursuant to the Title and Operating Documents;

(iv)                              income taxes, capital taxes and other taxes of the Grantor (other than goods and services taxes) or instalments paid or refunds in connection therewith reasonably allocable by the Grantor to Properties;

(v)                                 amounts contributed (other than pursuant to clause 7.1(a)) to the Reserve Fund;

(vi)                              General and Administrative Costs;

(vii)                           Acquisition Costs;

(viii)                        costs and expenses of generating Residual Revenues; and

(ix)                                all costs and expenses not listed above related to the Properties;

but excluding Production lost, consumed or otherwise used in operations, depletion, depreciation and accretion, future income taxes, and stock-based compensation;

(qq)                          “Production Revenues” means, in respect of any period, the gross proceeds from the sale of Production which are received or receivable during such period, but does not include:

(i)                                     ARC received by the Grantor,

(ii)                                  income from Royalty Interests,

(iii)                               any proceeds from Swap Arrangements,

(iv)                              any proceeds from the sale of Tangibles and Miscellaneous Interests,

(v)                                 insurance proceeds, excluding business interruption insurance and property damage insurance to the extent such amounts are used to purchase additional Properties subject to the NPI,

(vi)                              incentives, rebates and credits in respect of Production Costs,

(vii)                           fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in, by or through Tangibles,

(viii)                        proceeds from the sale or licensing of seismic and similar data, and

(ix)                                take or pay and similar payments made to the Grantor in lieu of a buyer purchasing some of the Production or as compensation for a buyer not purchasing some of the Production.

(rr)                                “Properties” means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Interests beneficially owned by the Grantor from time to time (without taking into account the NPI);

(ss)                            “Reserve Fund” shall have the meaning ascribed thereto in clause 7.1;

(tt)                                “Residual Revenues” means the Grantor’s Share of all Production Revenue from the sale of Petroleum Substances other than petroleum, natural gas and related hydrocarbons (including condensate and natural gas liquids and heavy crude oil produced to any stage that is not beyond the crude oil stage equivalent) and the Royalty Interests;

(uu)                          “Royalty Interests” means royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds, (whether gross or net) received from the sale of such production;

(vv)                          “Surface Rights” means interests in the surface of lands which are used or held for use in connection with Petroleum and Natural Gas Rights or Tangibles, including (i) rights to use the surface of lands for purposes of drilling and operating oil and gas wells or injection wells, (ii) rights to use the surface of lands for the location of Tangibles or in connection with the operation thereof and (iii) rights to use the surface of lands to gain access to such wells or such Tangibles, and including surface leases, licenses of occupation, roads, road use agreements, pipeline easements and similar rights;

(ww)                      “Swap Arrangements” means Commodity Price and Currency Swaps and Interest Rate Swaps;

(xx)                              “Tangibles” means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the NPI Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities;

(yy)                          “Tax Act” means the Income Tax Act (Canada), as amended from time to time;

(zz)                              “Third Party” means any Person other than the Grantor, the NPI Holder or an Affiliate of the Grantor;

(aaa)                      “Title and Operating Documents” means:

(i)                                     the contracts and agreements pursuant to which the Grantor derives its interest in the Properties, including Crown and freehold petroleum and natural gas leases, agreements of purchase and sale, farm-in agreements, unit agreements and royalty agreements; and

(ii)                                  contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities, including joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership and operation of Facilities and agreements for the transportation of Petroleum Substances;

(bbb)                   “Trust” means Penn West Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture;

(ccc)                      “Trust Indenture” means the amended and restated trust indenture entitled “Trust Indenture” as amended and restated as of May 31, 2005 among the Grantor and CIBC Mellon Trust Company, as trustee pursuant to which the Trust is governed, as may be amended from time to time;

(ddd)                   “Trust Unit” means a fractional undivided interest in the Trust; and

(eee)                      “Unitholders” means holders, from time to time, of Trust Units.

1.2                                                                               Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3                                                                               References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this agreement. A reference herein to an article, clause or subclause without further reference shall be a reference to an article, clause or subclause of this agreement. The words “herein” and “hereof” shall refer to this agreement in its entirety and not to any particular article or clause.

1.4                                                                               Choice of Law

This agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5                                                                               Attornment

Any legal action or proceedings with respect to this agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby submits and attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this agreement.

1.6                                                                               Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7                                                                               Meaning of “including”

The word “including” shall mean “including, without limitation,” and shall not be limited in scope by the items listed after such word.

1.8                                                                               Legal Fees

The word “costs” shall include legal fees on a solicitor and client basis.

1.9                                                                               1990 CAPL Terms

Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landmen Operating Procedure to which a 1996 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

1.10                                                                        Effective Time

This NPI Agreement will be effective May 31, 2005 at the Effective Time as defined in, and in accordance with, the Plan of Arrangement.

1.11                                                                        Appendix

Appendix A, being the form of the NPI Note, is attached hereto and incorporated into and is part of this agreement by this reference as fully as though contained in the body of this agreement.

1.12                                                                        Price Adjustment Clause

The Parties agree that it is their intention that the consideration for the NPI granted hereby be the fair market value thereof on the date hereof and the Parties agree on a bona fide basis that the fair market value shall equal $500,000,000. The Parties however further agree that should it be determined by:

(a)                                  an agreement between the Parties;

(b)                                 an agreement between the Parties and the Canada Revenue Agency or other competent taxing authority; or

(c)                                  a final decision of a tribunal or court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed;

that fair market value of the NPI on the date hereof has been determined in error, the amount thereof will be increased or decreased as the case may require nunc pro tunc as of the date of such payment and if increased the NPI Holder shall pay such excess amount to the Grantor and if decreased the Grantor shall pay such amount to the NPI Holder. Adjustment pursuant to subclause (b) hereof shall preclude adjustment pursuant to subclause (a) hereof and adjustment pursuant to subclause (c) hereof shall be final and binding.

ARTICLE 2
NET PROFITS INTEREST

2.1                                                                               Grant of NPI

In consideration of the issuance of the NPI Note by the NPI Holder to the Grantor, receipt which is hereby acknowledged by the Grantor, the Grantor hereby grants and sets over to the NPI Holder the NPI on the Petroleum and Natural Gas Rights owned by the Grantor from time to time.

2.2                                                                               Payment for NPI

(a)                                  The NPI Holder shall pay to the Grantor, as additional consideration for the NPI, certain amounts (the “Deferred Purchase Payment”) required by the Grantor to be paid by the NPI Holder to the Grantor in accordance with this clause 2.2 in respect of Future Acquisitions and Capital Expenditures, incurred by the Grantor in respect of Properties, on the following terms:

(i)                                     if the Grantor acquires any additional Properties as a result of a Future Acquisition, the NPI Holder shall make a Deferred Purchase Payment to the Grantor in an amount equal to ninety-nine percent (99%) of the amount of the purchase price (including adjustments) for such additional Properties that is allocated to Canadian Resource Property, to the extent that such portion of such purchase price is not financed with indebtedness incurred or assumed by the Grantor;

(ii)                                  if the Grantor incurs any Capital Expenditures which constitute Canadian Exploration Expense or Canadian Development Expense, the NPI Holder shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such Capital Expenditures to the extent that such portion of such Capital Expenditures is not financed with indebtedness incurred or assumed by the Grantor;

(iii)                               if the NPI Holder issues any Trust Units or other securities or debt instruments entitling the holder to acquire Trust Units after the date hereof, the NPI Holder shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(A)                              the net proceeds of such offering after deducting, without limitation, underwriters’ fees and legal, accounting, engineering, professional fees and other disbursements;

(B)                                99% of the principal amount of any outstanding amount owing under the Credit Facility Indebtedness, which, had such amount not been incurred would have required the NPI Holder to make a Deferred Purchase Payment pursuant to subparagraph (a)(i) and/or (a)(ii) above;

provided that such amount is paid by the Grantor as reduction of amounts owing under the Credit Facility Indebtedness.

(iv)                              in the event that Future Acquisitions Costs or Capital Expenditures are incurred in a transaction which is considered to be non-arm’s length for purposes of the Tax Act or otherwise acquired in a transaction which is tax deferred for purposes of the Tax Act then for purposes of subparagraphs (a)(i) and (a)(ii) above, the Deferred Purchase Payment payable will be the amount that would have been payable in a comparable transaction made between parties dealing at arm’s length for the purposes of the Tax Act or otherwise in a transaction in which there was no tax deferral provided that where such transaction occurs as a result of an exchange or on a cancellation of a security, (such as on the windup of a wholly owned subsidiary of the Grantor or the amalgamation of a wholly owned subsidiary with the Grantor), then for purposes of subparagraphs (a)(i) and (a)(ii) above, the indebtedness incurred or assumed shall be deemed to be that indebtedness that had been incurred or assumed by the Grantor in respect of such security; and

(v)                                 it is the intention of the Parties that the amount of the Deferred Purchase Payment will be agreed upon from time to time on a fair market value basis provided however that should it be determined by:

(A)                              a bona fide agreement between the Parties;

(B)                                an agreement between the Parties and the Canada Revenue Agency or other competent taxing authority; or

(C)                                a final decision of a tribunal or court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed;

that the amount of the Deferred Purchase Payment has been determined in error, the amount thereof will be increased or decreased as the case may require nunc pro tunc as of the date of such payment. Adjustment pursuant to subparagraph (B) hereof shall preclude adjustment pursuant to subparagraph (A) hereof and adjustment pursuant to subparagraph (C) hereof shall be final and binding.

(b)                                 If at any time while the NPI Holder has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the NPI Holder, the Deferred Purchase Payment may, at the Grantor’s option, be set off against such indebtedness.

(c)                                  The costs of Future Acquisitions or Capital Expenditures which are not designated by the Grantor as a Deferred Purchase Payment shall be paid for by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to Credit Facility Indebtedness.

(d)                                 Where any purchase agreement in respect of a Future Acquisition provides for an adjustment to the purchase price of the Properties acquired thereunder and such adjustment results in a corresponding decrease or increase of the Acquisition Costs for such Property Interest, a corresponding adjustment shall be made to the Deferred Purchase Payment as required.

(e)                                  Except as provided in Clause 11.4, the NPI Holder shall not be obligated to pay an amount as a Deferred Purchase Payment except to the extent the NPI Holder has available the proceeds referred to in subclause 2.2(a)(iii) above and except if the use of such proceeds has been designated by the NPI Holder to be for a different use or purpose.

2.3                                                                               NPI

Subject to the terms and conditions hereof, the NPI Holder, by virtue of being the owner of the NPI, shall be entitled to a payment from the Grantor for each Month equal to the amount, if any,  by which:

(a)                                  the NPI Revenues for such Month exceed,

(b)                                 the Deductible Production Costs for such Month.

2.4                                                                               Carry Forward of Deductible Production Costs

If Deductible Production Costs for a Month exceed the NPI Revenues for such Month, there shall be no monthly NPI Payment and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Month.

2.5                                                                               Ownership of Production

The NPI Holder shall not own any Production and shall have no right to take Production in kind.

2.6                                                                               Petroleum Substances Lost, Consumed or Used in Operations

The NPI shall not apply to any Production lost, consumed or otherwise used in operations.

2.7                                                                               Not an Interest In Land

The NPI is not a covenant attached to or running with the NPI Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.8                                                                               Crown Royalties

For greater certainty, the NPI Holder shall not be obligated to reimburse to the Grantor any amounts with respect to Crown Royalties incurred by the Grantor. It is the intentions of both the NPI Holder and the Grantor that the NPI is a “resource royalty” for taxation purposes.

2.9                                                                               Future Acquisitions

The Grantor may acquire additional Properties and shall fund such acquisitions from the Deferred Purchase Payment, indebtedness incurred or assumed by the Grantor.

ARTICLE 3
ACCOUNTING

3.1                                                                               Payments

Prior to the fifteenth day of the Month following the end of a Month, the Grantor shall pay the NPI Payment for such prior Month to the NPI Holder.

3.2                                                                               Statements

Each NPI Payment shall be accompanied by a statement setting forth:

(i)                                     the amount of the NPI Payment for such Month;

(ii)                                  all calculations used in determining the NPI Payment;

(iii)                               the Production (itemized by product) sold during the Month;

(iv)                              the Production Revenues and Residual Revenues for such Month; and

(v)                                 an itemized list of the Production Costs and Deductible Production Costs for the Month.

3.3                                                                               Overpayments

If the payment made by the Grantor on account of the NPI for a Month is greater than the actual amount of the NPI Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against NPI Payments for subsequent Months.

3.4                                                                               Collection of Production Revenues and Residual Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Residual Revenues but shall not have any liability to the NPI Holder to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.5                                                                               Payment of Production Costs

The Grantor covenants and agrees to use the Production Revenues to pay Production Costs, in the following order of priority:

(a)                                  firstly, Debt Service Charges but excluding principal and interest payments on the Grantor’s indebtedness to its Lenders as of the date hereof; and

(b)                                 secondly, in payment of all other Production Costs.

3.6                                                                               Trust Expenses

Where the Grantor pays expenses of the Trust, including amounts to the Trustee of the Trust or pursuant to indemnification provisions contained in the Trust Indenture, it shall be entitled to set off such amounts against the NPI Payments.

ARTICLE 4
INSURANCE

4.1                                                                               Maintenance

The Grantor shall obtain and maintain such property damage and third party liability insurance to provide protection for the Properties which is, at a minimum, in accordance with industry standards and which, in any event, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption. Such insurance will be maintained with reputable insurers and in such amounts as the Grantor determines to be appropriate, having regard to insurance maintained pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

ARTICLE 5
BOOKS AND RECORDS

5.1                                                                               Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to:

(i)                                     the NPI;

(ii)                                  Production sold by the Grantor; and

(iii)                               all calculations made by the Grantor to determine the amount of payments on account of the NPI. The NPI Holder shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the NPI.

5.2                                                                               Audit

Upon notice to the Grantor, the NPI Holder shall have the right to audit the books and records referred to in clause 5.1 within the 26 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the NPI Holder. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six month period.

5.3                                                                               Extension of Time under Limitations Act

The two year period for seeking a remedial order under section 3(1)(a) of the Limitations Act (Alberta) as amended from time to time, for any claim (as defined in such Act) arising in connection with this agreement is extended to:

(a)                                  two years after the time this agreement permitted that audit to be performed for claims disclosed by an audit; and

(b)                                 four years for all other claims.

5.4                                                                               Confidentiality

The NPI Holder shall keep all information provided to it pursuant to this agreement strictly confidential (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) except for information which is or becomes publicly available through no act or omission of the NPI Holder or which becomes available to the NPI Holder from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1                                                                               Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor’s rights and obligations thereunder, the Grantor covenants to and in favour of the NPI Holder that the Grantor shall use all reasonable efforts so that:

(a)                                  operations on the NPI Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b)                                 all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c)                                  all Surface Rights needed for the proper operation of the Properties and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Properties are promptly paid.

6.2                                                                               No Obligation to Develop

Nothing contained in this agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the NPI Lands.

6.3                                                                               Rights and Obligations

The Grantor shall have exclusive control and authority over development of, and recovery of Petroleum Substances from, the NPI Lands and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The NPI Holder acknowledges that, as owner of the NPI, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the NPI Holder, as owner of the NPI, shall not be liable for any of the duties or obligations arising under the Title and Operating Documents or in connection with the Acquisition or operation of the Properties.

6.4                                                                               Marketing

Subject to existing contracts for the sale of production, the Grantor shall arrange for the sale of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts bona fide and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

6.5                                                                               Additional Title and Operating Documents

The Grantor shall have the right to enter into and amend Title and Operating Documents, from time to time, on such terms and conditions as it considers appropriate in its sole discretion, provided that it acts in accordance with prudent oil and gas industry practices and in good faith in connection therewith.

6.6                                                                               Credit Facility Indebtedness Subordination

Any Credit Facility Indebtedness or Swap Arrangements of the Grantor or any other Affiliate of the NPI Holder, whether outstanding on the date hereof or thereafter created, incurred or assumed for which the Grantor is liable pursuant to any guarantee, indemnity, suretyship or joint and several liability (including any provided by the NPI Holder) and security granted by the Grantor to secure any such Credit Facility Indebtedness or Swap Arrangements shall be senior to and rank in priority to the NPI in all respects and the Grantor shall have the authority and is hereby authorized, as attorney for and on behalf of the NPI Holder, to enter into a subordination agreement in favour of any Lender acknowledging on behalf of the NPI Holder that the NPI is subordinate to any such Credit Facility Indebtedness or any such Swap Arrangements and any security granted therefor and providing for such other matters, such as standstills, as the Lender may request. In addition, if requested by the Grantor, the NPI Holder agrees to execute any such subordination agreement itself.

For greater certainty, and subject to the express provisions of any subordination agreement entered into by the Grantor on behalf of the NPI Holder, the payment of the NPI shall be and is hereby made expressly subordinate in right of payment to all amounts from time to time owing by the Grantor and forming part of the Credit Facility Indebtedness and under any Swap Arrangements; provided that, subject to the provisions of any subordination agreement to the contrary, until a default, event of default, or termination event occurs under any such Credit Facility Indebtedness or any Swap Arrangements, the Grantor shall be entitled to make all payments to the NPI Holder required hereunder.

6.7                                                                               Borrowing

Nothing herein shall restrict (or require any consent or approval from the NPI Holder) the Grantor from:

(a)                                  entering into and performing its obligations under and in respect of the Credit Facility Indebtedness and borrowing money thereunder (including by way of bankers’ acceptances and letters of credit) for any working capital or general corporate purposes; and

(b)                                 entering into and performing its obligations under any Swap Arrangements.

ARTICLE 7
RESERVE FUND

7.1                                                                               Reserve Fund

The Grantor shall establish a reserve (the “Reserve Fund”) to fund payment of Production Costs and principal and interest payments on the Grantor’s indebtedness to its Lenders as of the date hereof. The following amounts shall be paid into the Reserve Fund:

(a)                                  99% of any Excess Residual Revenues for a Month which are in excess of 10% of the Production Revenues for that Month shall be paid into the Reserve Fund prior to the 15th day of the second Month following the end of the Month; and

(b)                                 if applicable, any Production Revenues or other revenues in excess of those described in subclause (a) above which, pursuant to the provisions of any Credit Facility Indebtedness, the Grantor is required to keep on deposit in its bank account or bank accounts or invest in investments which secure the Credit Facility Indebtedness.

Additionally, the Grantor may pay such other additional amounts of Production Revenues and Residual Revenues into the Reserve Fund if, as and when the Grantor determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices to provide for payment of Production Costs which the Grantor estimates will or may become payable in the following six Months for which there may not be sufficient Production Revenues to satisfy such Production Costs in a timely manner. Funds paid into the Reserve Fund shall be used by the Grantor to fund payment of Production Costs and principal and interest payments on the Grantor’s indebtedness to its Lenders as of the date hereof.

ARTICLE 8
POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1                                                                               Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Properties, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor’s sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2                                                                               Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the NPI Holder if, in the sole discretion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities and it is prudent that such Lease be surrendered. From and after any such surrender, this agreement and the NPI shall cease to apply to the NPI Lands surrendered except as to matters which occurred prior to the surrender.

8.3                                                                               Abandonment

The Grantor shall have full right, power and authority without the prior consent of the NPI Holder to authorize the abandonment of any well comprised in the Properties if the Grantor determines, in its sole discretion, that such well is not capable of producing Petroleum Substances in economic quantities.

ARTICLE 9
ASSIGNMENT

9.1                                                                               Consent to Assign Agreement

Except as provided in clause 9.3, and subject to clause 11.2, neither the Grantor nor the NPI Holder shall assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any interest in this agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. In any event, but subject always to clause 9.3, no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against any other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favour of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this agreement attributable to the interest acquired by it.

9.2                                                                               Multiple NPI Owners

If the NPI shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the NPI on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the NPI, deliver all, statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the NPI.

9.3                                                                               Grant of Security

Notwithstanding any other provisions of this agreement, the Grantor and NPI Holder may mortgage, pledge, charge or grant security interests in the Properties, the NPI and this agreement to secure their respective direct or indirect obligations and liabilities under and in respect of the Credit Facility Indebtedness or under Swap Arrangements and any such secured parties or any Lender in respect of Credit Facility Indebtedness which is not secured may sell, assign, transfer or otherwise dispose of the Properties, the NPI and this agreement, all without any of the approvals otherwise required by this agreement or being required to comply with the provisions of Article 11, it being acknowledged any such sale, assignment, transfer or other disposition shall be made free and clear of the NPI and, in connection with any such sale, assignment, transfer or other disposition, the NPI Holder shall provide such releases, discharges and similar assurances to such effect as may be required.

9.4                                                                               Dispositions Subject to This Agreement

If any interest in this agreement or the NPI is sold, assigned, transferred, conveyed, mortgaged, pledged, charged, encumbered or otherwise disposed of by the Grantor or the NPI Holder, the rights and interests of the Person to whom such disposition is made shall be subject to the terms and conditions of this agreement.

ARTICLE 10
TERM OF AGREEMENT

10.1                                                                        Term

Subject to Article 11, this agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the NPI applies. Thereafter, this agreement shall nevertheless remain in full force and effect:  (i) in respect of any accrued and unfulfilled obligations of either Party; and (ii) as to Article V and Article XI.

ARTICLE 11
DISPOSITIONS

11.1                                                                        Dispositions of Tangibles and Miscellaneous Interests

The Grantor shall have the right to:

(a)                                  dispose of Tangibles and Miscellaneous Interests which, in the reasonable opinion of the Grantor are not required to exploit the Petroleum and Natural Gas Rights comprised in the Properties in accordance with good oilfield practices; and

(b)                                 sell or license seismic and other data comprised in the Properties on such terms and conditions as it considers appropriate, in its sole discretion.

Proceeds from any such disposition or licensing shall be included in Residual Revenues or used to satisfy indebtedness pursuant to the Credit Facility Indebtedness.

11.2                                                                        Dispositions of Petroleum and Natural Gas Rights

The Grantor shall have the right to sell, assign, transfer or surrender interests in Petroleum and Natural Gas Rights comprised in the Properties without complying with clause 9.1 if, in the opinion of the Grantor, such disposition is in the best interests of the NPI Holder (any sale, assignment, transfer, foreclosure, other disposition or surrender of interests in Petroleum and Natural Gas Rights, herein called a “Disposition”).

11.3                                                                        Disposition of NPI

If a Disposition is made, the NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in connection with such Disposition, including any required under clause 9.3, in order to sell, assign and transfer the NPI to the Grantor in respect of the Properties sold. Upon a Disposition, the NPI in respect of the Properties subject to such Disposition shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate.

11.4                                                                        Proceeds of a Disposition

Subject to clause 9.3, and the terms and conditions of any subordination agreements entered into pursuant to clause 6.6, 99% of the net proceeds of a Disposition (which, for the purposes of this clause, shall include any disposition of a Property as a result of a realization of security securing amounts owing under the Credit Facility Indebtedness) attributable to Tangibles to the extent the costs and expenses of the same were Production Costs and Canadian Resource Property shall be allocated to the interests in the NPI sold pursuant to such Disposition and, if such proceeds are not reinvested and paid on behalf of the NPI Holder as part of the Deferred Purchase Payment for the purchase of additional Properties within the ensuing six month period, shall be used to retire the amount of any interest and principal owing in respect of the Partnership Note and any remaining proceeds will be allocated and paid to the NPI Holder.

It is the intention of the parties that the portion of the proceeds of a Disposition which shall be paid by the Grantor to the NPI Holder pursuant to the preceding paragraph hereof shall be equal to the fair market value of the portion of the NPI disposed of by the NPI Holder in accordance with Section 11.3 provided that if it should subsequently be determined by:

(a)                                  bona fide agreement between the parties;

(b)                                 agreement between the parties and the Canada Revenue Agency; or

(c)                                  a final decision of a court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed, to be other than the fair market value of the portion of the NPI so surrendered, such amount shall be adjusted by being increased or decreased so as to equal the fair market value of the portion of the NPI so surrendered. Adjustment pursuant to clause (b) hereof shall preclude adjustment pursuant to clause (a) hereof and adjustment pursuant to clause (c) hereof shall be final and binding.

11.5                                                                        Farmouts

The Grantor shall have the right to farmout Properties on a basis whereby a Person agrees to incur and pay Capital Expenditures for purposes of exploiting the Properties and in consideration thereof earns an interest in such Properties. Any such farmout shall also be a farmout of the NPI on the same terms such that the Person to whom the farmout is made will also earn the NPI insofar as it pertains to such interests in the Properties whereupon such interest in the Properties and such interest in the NPI shall merge and such interest in the NPI shall terminate. Any Petroleum and Natural Gas Rights, other than Royalty Interests retained by or acquired by the Grantor pursuant to such farmout shall be subject to the NPI.

11.6                                                                        Redemption, Surrender, Merger, Transfer or Sale of the NPI Only by the Grantor

The Grantor and NPI Holder acknowledge that commercial circumstances may arise whereby it is in the best interests of the NPI Holder to tender for redemption, surrender, terminate, merge, transfer or sell the NPI in respect of some or all of the Properties, for the purpose of exploiting those Properties (including their Disposition). In this event, the Grantor shall have the right, by written notice given to the NPI Holder, to request the NPI Holder to tender for redemption, surrender, offer to terminate, transfer, or sell, as the case may be, the NPI in respect of any of the Properties, whether or not such Properties are retained by the Grantor or are or may be subject to an Agreement with respect to their Disposition. Upon receipt of such notice and payment of the consideration therefor by the Grantor to the NPI Holder, the NPI in respect of the Properties, as specified in the Notice, shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate with respect to such Properties. The NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in conjunction with the foregoing.

ARTICLE 12
NOTICES AND PAYMENTS

12.1                                                                        Addresses for Service and Payments

All payments hereunder in respect of the NPI shall be paid or tendered to the NPI Holder at its address for notices hereunder or such other place or depository as the NPI Holder may request by written notice to the Grantor, provided that no change in the place at which payments on account of the NPI are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the NPI Holder.

12.2                                                                        Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, each notice, communication or statement (herein called a “notice”) required or permitted hereunder shall be in writing. A notice may be served:

(a)                                  by delivering it to the Party to whom it is being given at that Party’s address for notices hereunder, provided such delivery shall be during normal business hours of the addressee of a Business Day. Such notice shall be deemed to be received by the addressee when actually delivered as aforesaid; or

(b)                                 by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party’s telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3                                                                        Addresses

The address and telecopy number for notices hereunder of the Grantor and the NPI Holder shall be as follows:

Grantor:

Penn West Petroleum Ltd.
Suite 2200, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3L8
Attention:                 President

Fax:                                                   (403) 777-2609

NPI Holder:

Penn West AcquisitionCo Inc.
Suite 2200, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3L8
Attention:                 President
Fax:                                                   (403) 777-2609

12.4                                                                        Change of Address

A Party may change its address or telecopy number for notices hereunder by notice to the other Parties.

ARTICLE 13
MISCELLANEOUS

13.1                                                                        Enurement

Subject to clause 9.1 this agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2                                                                        Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3                                                                        Time of Essence

Time is of the essence of this agreement.

13.4                                                                        No Partnership

Nothing herein shall be construed as creating a partnership and no Party shall have any partnership rights or liabilities hereunder or in connection herewith.

13.5                                                                        Severability

The terms and provisions of this agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this agreement under applicable law, such unenforceability or invalidity shall not render any of other terms or provisions hereof unenforceable or invalid and the Parties agree that this agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6                                                                        Amendments

No amendment, alteration or variation of this agreement or any of its terms or provision shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

IN WITNESS WHEREOF, the Parties have caused this agreement to be executed as of the date first above written.

PENN WEST PETROLEUM LTD.		PENN WEST ACQUISITIONCO INC.

		Per:	“William E. Andrew”

Per:	“William E. Andrew”	Per:	“Gerry J. Elms”

Per:	“Gerry J. Elms”

(This is the execution page to the NPI Agreement

dated the 31st day of May, 2005 among Penn West Petroleum Ltd. and

Penn West AcquisitionCo Inc.)

APPENDIX A

FORM OF NPI NOTE

NPI NOTE

Penn West AcquisitionCo Inc. (the “Company”), FOR VALUE RECEIVED, promises to pay to or to the order of Penn West Petroleum (the “Holder”) on demand at 220, 425 – 1st Street S.W., T2P 3L8, Calgary, Alberta, or such other place as the Holder shall advise in writing, $500,000,000.00 in lawful money of Canada (the “Principal Sum”).

The Principal Sum shall bear interest from the Issue Date at the Interest Rate calculated monthly and payable in arrears on each Interest Payment Date and such interest shall be payable, after as well as before the date of demand and after as well as before default and judgment, with interest on amounts in default at the same rate.

In this NPI Note, which the Company and Holder agree is intended to be a promissory note, the following terms and phrases mean as set forth below:

(a)                                  “Interest Payment Date” means the tenth day after the end of each Interest Period, or the next business day if such day is not a business day;

(b)                                 “Interest Period” means:  (i) the period beginning on (and including) the Issue Date and ending on (and including) June 30, 2005; and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month or ending on (but excluding) the Maturity Date;

(c)                                  “Interest Rate” means four percent (4%) per annum, such rate shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be; and

(d)                                 “Issue Date” means the date of issuance of this Note.

This NPI Note shall be subordinated as follows: (a) no principal shall be repaid (nor shall the Holder be entitled to make demand), nor shall this NPI Note be purchased or redeemed, at any time when there is a default, event of default or termination event under any senior indebtedness or if the repayment, demand, purchase or redemption, as applicable, would cause a default, event of default or termination event under any senior indebtedness; and (b) no interest shall be prepaid in respect of this NPI Note except in conjunction with a prepayment of the Principal Sum permitted hereunder at any time and regularly scheduled interest payments shall not be made when there is a default, event of default or termination event under any senior indebtedness.

For these purposes, “senior indebtedness” means all indebtedness, obligations and liabilities of the Company in respect of borrowed money (including the deferred purchase price of property) and in respect of hedging and derivative transactions, other than (i) indebtedness evidenced by this NPI Note, and (ii) any indebtedness that, by its terms or by the terms of the instrument evidencing or creating it, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by this NPI Note and, for greater certainty, “senior indebtedness” shall include all indebtedness for borrowed money and under hedging and derivative transactions which is outstanding as at the date hereof and all such indebtedness which is now outstanding or may hereafter be outstanding from time to time and any of such indebtedness of other persons to the extent the Company has provided a guarantee in respect of the same or is in any other way liable, directly or indirectly, for the repayment thereof.

This NPI Note shall be governed by the laws of Alberta and shall be binding upon the Company and its successors and permitted assigns and enure to the benefit of the Holder and its successors and assigns.

DATED at the City of Calgary, in the Province of Alberta, as of the 31st day of May, 2005.

Penn West AcquisitionCo Inc.

Per:

2